Exhibit 14.1

Ashworth, Inc.

Code of Business Conduct and Ethics

I. Conduct and Policies

A. Overview

This Code of Business Conduct and Ethics (this “Code”) sets forth the guiding principles by which we at Ashworth Inc. and its affiliated entities (referred to collectively herein as “Ashworth” or the “Company”) conduct the Company’s business and affairs. Ashworth is committed to conducting its business in accordance with all applicable laws and regulations and with the highest ethical standards. This Code outlines the broad principles of legal and ethical business conduct embraced by the Company and applies to all Company employees and board members. This Code does not, however, provide a detailed or complete list of legal or ethical questions which you might face in the course of business, and therefore this Code must be applied using your own good business judgment in conducting the Company’s business. You should become familiar with this Code’s contents, keep it handy and review it frequently.

If you have a question regarding any aspect of this Code or if you are in doubt about the best course of action to take in a particular situation, you are encouraged to bring questions about particular circumstances to the attention of your supervisor or a Human Resources representative at the Company, unless a particular policy in this Code directs otherwise. Members of the Board are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Audit Committee, who may consult with legal counsel as appropriate, unless a particular policy in this Code directs otherwise. Please refer to Part II of this Code for additional information about the resources that are available to you.

B. Business Ethics

The following is a collection of fundamental Company guidelines and standards for behavior in handling the Company’s business and affairs:

•	Conduct all aspects of the Company’s business in an ethical and strictly legal manner. Obey all applicable laws and regulations. Compliance with applicable law is the starting point of our ethical behavior and is an absolutely essential part of our ethical responsibility. We conduct our business, and you are required to act, in accordance with all applicable laws and regulations.

•	Remember to avoid even the appearance of misconduct or impropriety as it can be very damaging to the Company’s reputation.

•	Conduct all your business affairs with honesty, integrity, and fairness. Treat Ashworth’s employees, customers, suppliers and competitors fairly, displaying good judgment and the highest ethical standards. Remember that these standards do not vary by country or by culture.

•	Remember that you are responsible for your actions and that you must conduct the Company’s business and affairs in accordance with this Code and the Company’s other policies and procedures.

C. Conflicts of Interest

It is imperative that you strive to avoid any actual or apparent conflicts of interests. A conflict of interest arises when your personal interests interfere or conflict (or even appear to interfere or conflict) with the interests of Ashworth. You must never use or attempt to use your position at Ashworth to obtain an improper personal benefit for yourself, your family or for any other person. Such benefits may be direct or indirect, financial or non-financial, through family connections, personal associations or otherwise. You should strive to avoid any relationship that would cause a conflict of interest with your duties and responsibilities at Ashworth, and you should be aware of, and try to avoid, any activities or personal interests that have even the appearance of being improper.

It is not possible to list all potential conflicts of interest. The following examples are provided only to guide you in making judgments about such conflicts or potential conflicts:

•	Owning a significant interest in any supplier, customer or competitor (other than nominal amounts of stock in publicly traded companies or stock held generally in mutual funds or index funds);

•	Acting as a consultant, employee, officer or director for a supplier, customer or competitor;

•	Participating in any outside business activity that is competitive with the Company.

•	Receipt by any of Ashworth’s officers or directors of loans made or arranged by Ashworth;

•	Receiving any personal payments, favors, loans or services from customers, contractors, suppliers, vendors or competitors;

•	Receiving gifts, gratuities or entertainment that is excessive or not customary in the business or which carries a perception of influence or obligation; or

•	Acting on behalf of the Company in any transaction with any supplier, customer or competitor in which a close relative is a principal officer or representative.

Conflicts may not always be clear-cut, so if a question arises, you should consult with your supervisor, Human Resources or higher levels of management, as appropriate.

Employees and directors must disclose any actual or potential conflicts of interest on the acknowledgment form attached hereto. Directors should promptly submit the acknowledgment form to the chairman of the Audit Committee while employees should promptly submit the acknowledgment form to the Company’s Human Resources representative. Any investments (stock ownership, etc.) in the business of a supplier, customer or competitor must not involve any conflicts of interest and must be disclosed on the attached acknowledgment form. In addition, any subsequent changes in an employee’s status must also be promptly reported to the Company’s Human Resources representative or Chief Financial Officer, as appropriate, and any subsequent changes in a director’s status must be promptly reported to the chairman of the Audit Committee.

D. Corporate Opportunities

Employees and directors owe a duty to Ashworth to advance the interests of Ashworth when the opportunity to do so arises. Thus, all employees and directors are prohibited from (i) taking for themselves opportunities that are discovered through the use of corporate property, information or position; (ii) using corporate property, information or position for personal gain; and (iii) competing with Ashworth. However, a permitted exception to this policy exists if, after full disclosure of the facts is made, the Company’s disinterested directors or the Company’s senior management, as appropriate, determines that the Company will not pursue the opportunity.

E. Record Keeping

You must always keep honest and accurate business and financial records. You must ensure that any financial records for which you are responsible accurately reflect transactions. Ashworth will not accept, and you should not produce, enter or maintain inaccurate, false or misleading information in Ashworth’s corporate books or in any kind of record or report of Ashworth, financial or otherwise. In this regard, all payments must be made for the purposes stated, and no undisclosed or unrecorded funds or assets can be established.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Ashworth’s transactions, and must conform both to applicable legal requirements and to the Company’s system of disclosure controls and procedures, internal control over financial reporting and generally accepted accounting principles. Unrecorded or “off the books” funds or assets should not be maintained, unless permitted by applicable law or regulation.

Business records and communications often become public, and you should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of potential litigation or a governmental investigation, please immediately contact our Chief Executive Officer.

F. Public Company Reporting

As a public reporting company, it is imperative that Ashworth provide full, fair, accurate, understandable and timely disclosure in its reports and documents. In addition to the general record keeping obligations described above, depending upon your position with Ashworth, you may be called upon to provide information to assure that Ashworth’s public reports are accurate, complete, fair and understandable. The Company expects all of its employees and directors to take this responsibility very seriously and to provide prompt and accurate information related to its public disclosure requirements.

All of our employees and directors must strive to adhere to these principles and to cultivate a culture throughout the Company that promotes the fair and timely reporting of the financial results and condition of the Company. In this regard, our employees and directors shall:

•	Act with honesty and integrity, and to avoid actual or perceived conflicts of interest in personal and professional relationships;

•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable in order to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or furnishes to, the Securities and Exchange Commission and other government agencies and in other public communications;

•	Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies as the same may be applicable to the conduct of the Company’s business and operations;

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated;

•	Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of his or her work is not to be used for personal advantage;

•	Share knowledge and maintain skills important and relevant to his or her constituents’ needs;

•	Proactively promote ethical behavior as a responsible partner among peers in his or her work environment; and

•	Achieve responsible use of and control over all assets and resources of Ashworth employed by or entrusted with him or her.

G. Safeguarding Company Property and Confidential Information

All employees and directors are to use Ashworth’s property for business-related purposes only. In this regard, all employees and directors should protect Ashworth’s assets and resources and ensure their efficient use. This includes safeguarding all of Ashworth’s confidential and proprietary information, office equipment, email and Company-provided Internet access.

Ashworth provides e-mail, voicemail and Internet access to assist employees in carrying out the business of the Company. These resources are the property of Ashworth and are made available to enable our employees to be more productive and efficient. Ashworth regards all employee use of these resources, including electronic records and data related to such use, as business-related and as Ashworth property. Ashworth monitors the use of these resources, including email, Internet access and computer files, and you should not have an expectation of privacy with respect to your use of these resources. Accordingly, you should not use Ashworth’s equipment, email or Internet access for any matter that you would wish to keep private or for any purpose that is not business-related.

All employees and directors must exercise particular care and caution in transmitting confidential information, whether to a third party or to another employee. In carrying out your responsibilities at Ashworth, you must safeguard all Ashworth’s confidential and proprietary information, as well as confidential information of third parties which has been entrusted to the Company, except when disclosure is authorized or legally mandated. Confidential and proprietary information includes, among other matters, non-public information regarding acquisitions or divestitures, new products or processes and earnings figures or trends. Further, all material information concerning securities, financial condition, earnings or activities of Ashworth must remain confidential until it is fully and properly disclosed to the public.

All public statements concerning Ashworth must come only from authorized individuals. Employees may not communicate with the media, financial analysts or any other third party regarding the Company without express authority from the Company’s Chief Executive Officer or Chief Financial Officer.

In addition, you must not use confidential information in a way that is not related to Ashworth’s business activities during or after your employment. Confidential information cannot be given to competitors, suppliers, contractors, other employees or any other person, unless that person is authorized to possess such information.

For more information regarding the treatment of confidential information, please refer to your Employment Agreement and/or Confidential Information and Invention Assignment Agreement.

H. Payments or Gifts

All employees and directors must comply with the legal requirements of each country where Ashworth conducts business. You must not use Ashworth’s assets for any unlawful or improper purpose. Gifts of substantial value, entertainment beyond normal business situations and unauthorized direct or indirect payments of Company or private funds to further the business interests of the Company are not allowed. Assistance or entertainment provided to any government official should not compromise, or even appear to compromise, the official’s integrity. Because rules regarding gifts and gratuities vary from jurisdiction to jurisdiction and from agency to agency, you should not offer a gift of any type to any public official unless you have determined beforehand that such a gift is appropriate and legal.

You also may not contribute corporate funds or resources to a political party, committee, organization, candidate or other political purpose. All employees and directors are expected to comply with all applicable laws regarding political contributions. You may, of course, engage in political activity with your own resources on your own time.

Employees and directors should use their good business judgment when giving gifts to clients, customers, suppliers or competitors. You are not permitted to provide gifts, payments or favors to clients, customers, suppliers or competitors, other than inexpensive advertising novelties that are within the law and that would not create an unfavorable image of the Company. The Company does not permit you to pay commissions or other forms of compensation to employees of our clients, customers or suppliers.

I. Transactions in Ashworth Stock

Ashworth is committed to fair and open markets for publicly traded securities throughout the world. If you have information about Ashworth which is material and non-public, you cannot legally trade in Ashworth stock or recommend the purchase or sale of Ashworth stock. Information should be regarded as “material” if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of Ashworth securities. In addition to material non-public information about Ashworth, you may become aware of similar material non-public information about other companies such as suppliers, customers or competitors whose securities are publicly traded. In such a situation, you must handle the material non-public information of the other company according to the same rules that apply to material non-public information about Ashworth.

If you violate insider trading laws, you and Ashworth may be subject to serious civil and criminal penalties. These laws apply to all employees at any level or location, including employees outside the United States as well as to all Ashworth’s directors. The Securities and Exchange Commission aggressively monitors and prosecutes insider trading violations even where high profile employees or significant profits are not involved.

For more information regarding transactions involving Ashworth securities, please refer to the Company’s Insider Trading Policy.

J. Fair Dealing

All employees and directors are prohibited from entering into agreements or providing information which restricts trade or results in price-fixing or unfair competition. The Company’s policy is to ensure that a person who purchases goods in the marketplace can select from a variety of products at competitive prices. Artificial restraints in the market, such as price-fixing agreements, illegal monopolies, cartels, boycotts and tie-ins are prohibited. Care must be taken not to discuss sensitive information with competitors such as product margins.

Sell the Company’s products fairly and honestly, stressing their value and capabilities. You must not use tactics that unfairly undermine the products of a competitor. This includes advertisements, demonstrations, disparaging comments or innuendo. As a Company employee or director, you are to avoid making damaging or false statements regarding a competitor. All statements must be fair, factual and representative of the competitor. You should not attempt, through improper methods, to obtain a competitor’s proprietary or confidential information.

K. Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. As evidenced by Ashworth’s equal employment opportunity and anti-harassment policies, the Company is firmly committed to providing equal employment opportunity to qualified individuals regardless of race, color, religion, gender, age, national origin, sexual orientation, disability, veteran status, marital status, or other protected status. The Company will not tolerate illegal discrimination or harassment of any kind. Ashworth’s anti-harassment policy explains in detail the types of conduct that are prohibited. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome conduct of a sexual nature. Violations of the Company’s anti-harassment and equal employment opportunity policies should be reported immediately as provided in those policies and in Part II below.

All Ashworth employees deserve a work environment where they will be respected and the Company is committed to providing an environment that supports honesty, integrity, respect, trust and responsibility. All employees should contribute to the creation and maintenance of such an environment and the Company’s executive officers, management and supervisory personnel should take a leadership role in creating a work environment that meets Ashworth’s diversity standards and is free from discrimination and harassment.

L. Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has a responsibility to maintain a safe and healthy workplace for all employees by following safety and health rules and practices, reporting accidents, injuries and unsafe equipment, practices or conditions, and complying with visitor hosting procedures and other facility security related policies and procedures.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of alcohol, illegal drugs or controlled substances. Employees who report to work under the influence of or in possession of alcohol or illegal drugs are subject to disciplinary action, up to and including termination.

II. Compliance Procedures

A. The Audit Committee and Administration of this Code

This Code is administered by the Audit Committee of the Company’s Board of Directors. The Audit Committee, with the assistance of Internal Audit, Company management and the Human Resources Department, is responsible for distributing and periodically updating this Code and ensuring that procedures are in place for reporting violations, monitoring and investigating suspected violations and enforcing this Code.

B. Managers and Supervisors

Managers and supervisors have key roles in the compliance program for this Code and are expected to demonstrate their personal commitment to the Company’s standards of behavior and to manage their employees accordingly. It is your responsibility to communicate to your group that it must operate in accordance with the standards of business conduct outlined in this Code. You must also maintain a work environment that encourages open communication regarding ethical problems and concerns.

C. Reporting Illegal and Unethical Behavior

Every employee and director must comply with the letter and spirit of this Code and with the policies and procedures of Ashworth, and must communicate any suspected violations promptly. Employees should report suspected violations of laws, regulations and Ashworth policies, including this Code, to their supervisor or Human Resources. Employees also may report violations to Internal Audit or any corporate officer. Additionally, the Company maintains a confidential hotline (the “Ashworth Hotline”) for anonymous reports of misconduct. Supervisors must immediately report all incidents to Human Resources, without exception. The Company will attempt to keep all expressions of concern, the results of any investigation, and the terms of any resolution confidential. However, in the course of investigating and resolving the matter, some dissemination of information to others may be necessary. To the extent possible, all reports will be kept confidential. Human Resources will then arrange for the matter to be investigated and take corrective action as warranted. Employees who observe inappropriate conduct should immediately inform their supervisor or Human Resources.

Employees should feel free to report valid claims without fear of retaliation of any kind. The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code or other known or suspected illegal or unethical conduct. If you have any questions concerning this policy, please contact Human Resources.

In addition and in all instances, you may also provide anonymous, written information about compliance or ethical concerns through any of the steps described below.

D. Accounting Concerns or Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting rules and regulations. If any employee has any unresolved concerns or complaints regarding questionable accounting or auditing matters, he or she is encouraged to submit those concerns or complaints. Any such submissions may be made on an anonymous, confidential basis, through any of the steps described below and may be directed to: (i) the employee’s supervisor(s), (ii) the Company’s Corporate Controller, (iii) the Chief Financial Officer, (iv) Human Resources, (v) Internal Audit, or (vi) the Audit Committee of the Board of Directors. Subject to applicable law, all such submissions will be treated confidentially.

E. Confidential Reporting of Violations and Concerns

The Company has established a procedure by which concerns, complaints or suspected violations may be raised confidentially. This procedure may be used to confidentially raise concerns about the Company’s accounting or auditing matters. An employee may utilize this confidential procedure to raise a new complaint or concern or to report a complaint or concern that he or she previously raised which he or she feels has not been adequately addressed.

To confidentially submit a concern, complaint or suspected violation, including a concern about the Company’s accounting or auditing matters, you may contact the Ashworth Hotline via telephone or through the Internet at:

Telephone: Internet:	(800) 451-5340 https://www.integrity-helpline.com/Ashworth_Hotline.jsp

Regardless of the manner in which a report is made, all employees have the option of remaining completely anonymous. Employees based in the United Kingdom (UK) first must dial one of the following prefixes to initiate a call:

0-800-89-0011 or 0-500-89-0011

This will take you to an operator or a recording. In either instance, you are not required to speak. Once you reach the operator/recording, simply dial 800-451-5340 and you will be connected to an operator at the Ashworth Hotline to whom you may give your report. Access codes for dialing from other countries to the hotline can be located at:

http://www.usa.att.com/traveler/index.jsp

Complaints regarding the Company’s accounting controls or auditing matters will be promptly presented to the Audit Committee of the Board of Directors. All complaints will be investigated by Internal Audit and/or appropriate Company personnel, and, when appropriate, the Audit Committee of the Board of Directors. Be assured that an employee who reports a suspected violation in good faith will not be subject to retaliation and his or her confidentiality will be protected in accordance with applicable law.

F. Effect of Violations and Accountability

Failure to comply with any responsibilities imposed under this Code or otherwise engaging in conduct that is considered unacceptable will result in appropriate corrective and/or disciplinary action. Disciplinary measures that may be invoked include, but are not limited to, counseling, oral or written reprimands, warnings, probation, suspension without pay, demotions, reductions in salary, termination of employment and/or restitution. Furthermore, illegal actions will be dealt with promptly and violators will be reported to appropriate authorities. The specific sequence of steps to be followed will generally be determined jointly by your supervisor and the Human Resources Department. In addition, some circumstances may require the involvement of senior management and/or the Audit Committee of the Board of Directors. Although no two situations are identical, the Company is committed to prompt, fair and consistent enforcement of this Code.

G. Compliance with this Code

The policies set forth in this Code should govern your behavior and decisions while you are employed with Ashworth. It is your responsibility to be familiar with these policies, and to be sensitive to any situation that could lead you or others to engage in actions that would violate these policies. Claims of ignorance, good intentions or bad advice will not be accepted as excuses for noncompliance.

H. Amendment, Modification and Waiver

This Code may be amended or modified by the Company’s Board of Directors. Any waivers of this Code for executive officers or directors may be granted only by the Company’s Board of Directors or a committee of the Board with specific delegated authority. In addition, such waivers will be promptly disclosed to stockholders, in accordance with applicable law.

I. Additional Information

If you have any questions regarding this Code or any other Company policy, please contact your supervisor, the Human Resources Department or our Chief Financial Officer.

Last Updated: December 12, 2007

CERTIFICATE OF ACKNOWLEDGEMENT

I have read, understand, and agree to comply with the foregoing Code of Business Conduct and Ethics and the policies and procedures contained therein (the “Code”).

In addition, I am providing the following information regarding actual or potential conflicts of interest, as is required by the Code (indicate “none” if appropriate):

I also hereby agree to keep the Company informed of any actual or potential conflicts of interest which may at some point arise.

Date:	Signature